Exhibit 99.1

Haleon plc: Board changes

In accordance with 9.6.11R of the UK Listing Rules, Haleon plc (the “Company”) (LSE/NYSE: HLN) announced on 31 January 2023 that John Young, Non-Executive Director and representative of Pfizer Inc. (“Pfizer”), will be stepping down from the Board of the Company with effect from 28 February 2023.

John will be succeeded as Non-Executive Director and representative of Pfizer by David Denton with effect from 1 March 2023. Dave is the Chief Financial Officer and Executive Vice President for Pfizer and brings more than 20 years of healthcare experience.

Sir Dave Lewis, Chair of Haleon plc said: “On behalf of the Board, I would like to thank John for his significant role in the joint venture between Pfizer and GSK plc in 2019 which created the premier global consumer healthcare business that is Haleon today. John served on the joint venture board from 2019 and was then appointed to the board of Haleon plc on its demerger and listing in July 2022. We are grateful for his valuable insights and contributions to our Board discussions and wish him all the best for the future. We are delighted to welcome Dave to the Haleon Board.”

Contacts

Media     Zoë Bird            +44 7736 746167

Investors Sonya Ghobrial +44 7392 784784

Biographical details

David M. Denton is the Chief Financial Officer and Executive Vice President for Pfizer Inc. He is a member of Pfizer’s Executive Leadership Team (ELT), providing strategic global financial leadership.

Dave has more than 25 years of finance and operational expertise, including more than 20 years in the healthcare sector giving him a unique perspective on the role of payers, the needs of patients, and the rapidly evolving healthcare landscape.

Prior to joining Pfizer in 2022, he was the CFO and Executive Vice President of Lowe’s Companies Inc from 2018. Before joining Lowe’s, he served as executive vice president and CFO of CVS Health where he played a key role in CVS’s transformational journey from retail pharmacy to a health solutions company and led the full integration of Caremark into CVS. Dave played a pivotal role in one of the largest healthcare transactions in history when CVS acquired Aetna in 2017. Prior to CVS, Dave was with the management consulting firm of Deloitte Touche Tohmatsu.

Dave has a bachelor’s degree in business administration from Kansas State University and an MBA from the Babcock Graduate School of Management at Wake Forest University.

Dave serves on the board of Tapestry, Inc.

Additional Information

•	As one of Pfizer’s two representative directors under the terms of the Pfizer Relationship Agreement, David Denton is not considered to be independent.

•	John Young is not entitled to any remuneration payments or payments for loss of office in connection with his ceasing to be a director of the Company.

For more information, please visit www.haleon.com.